                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                20 December 2002



                               PREMIER FARNELL PLC



                               PREMIER FARNELL PLC
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F ___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes ___                   No  X

                  If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  PREMIER FARNELL PLC
                                                     (Registrant)


         Date:   December 20, 2002                By: Steven Webb
                                                      --------------------------
                                                  Steven John Webb
                                                  Group Company Secretary and
                                                  General Counsel


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                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.    NAME OF COMPANY                                    2.  NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

      Premier Farnell plc                                    Scottish Widows Investment Partnership Group Ltd
                                                             (on behalf of Lloyds TSB Group plc, Lloyds TSB Bank plc
                                                             and Scottish Widows Group Limited)


3.    PLEASE STATE WHETHER NOTIFICATION INDICATES THAT   4.  NAME OF THE REGISTERED HOLDER(S) AND, IF MORE THAN ONE
      IT IS IN RESPECT OF HOLDING OF THE SHAREHOLDER         HOLDER, THE NUMBER OF SHARES HELD BY EACH OF THEM
      NAMED IN 2 ABOVE OR IN RESPECT OF A
      NON-BENEFICIAL INTEREST OR IN THE CASE OF AN           State Street Nominees Ltd A/C W36A           433,307
      INDIVIDUAL HOLDER IF IT IS A HOLDING OF THAT           State Street Nominees Ltd A/C W32L           813,740
      PERSON'S SPOUSE OR CHILDREN UNDER THE AGE OF 18        State Street Nominees Ltd A/C W33H         2,207,580
      named in 2 above                                       State Street Nominees Ltd A/C XBJ2         2,449,221
                                                             State Street Nominees Ltd A/C XBJ3            84,608
                                                             State Street Nominees Ltd A/C W318            35,869
                                                             State Street Nominees Ltd A/C XBV4           200,000
                                                             State Street Nominees Ltd A/C XBV5         1,254,346
                                                             State Street Nominees Ltd A/C XC4D           449,022
                                                             HSPES                                        250,000
                                                             State Street Nominees Ltd A/C W39Q            80,403
                                                             State Street Nominees Ltd A/C XBA2             9,132
                                                             State Street Nominees Ltd A/C XBR3           200,000
                                                             State Street Nominees Ltd A/C XBA2             6,431
                                                             State Street Nominees Ltd A/C XBA2            18,495
                                                             State Street Nominees Ltd A/C XBA2               172
                                                             State Street Nominees Ltd A/C W39N           898,241
                                                             Nortrust Nominees Ltd A/C PD001              220,000
                                                             State Street Nominees Ltd A/C W36U           791,446
                                                             State Street Nominees Ltd A/C XBA2            15,974
                                                             State Street Nominees Ltd A/C WJB9         3,199,416
                                                             State Street Nominees Ltd A/C WJB3         5,714,746
                                                             State Street Nominees Ltd A/C WJA2           125,866
                                                             State Street Nominees Ltd A/C WJB2         6,977,819
                                                             State Street Nominees Ltd A/C XBK6         1,536,008
                                                             State Street Nominees Ltd A/C XBS8            12,980
                                                             HSBC Nominees A/C 811056                     404,843
                                                             State Street Nominees Ltd A/C W39F         8,610,384
                                                             State Street Nominees Ltd A/C W39J           146,000



5.    NUMBER OF              6.  PERCENTAGE OF ISSUED    7.  NUMBER OF SHARES/AMOUNT   8.  PERCENTAGE OF ISSUED CLASS
      SHARES/AMOUNT OF           CLASS                       OF STOCK DISPOSED
      STOCK ACQUIRED


      Not disclosed              Not disclosed               Not disclosed                 Not disclosed

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
9.   CLASS OF SECURITY                                   10. DATE OF TRANSACTION       11.  DATE COMPANY INFORMED



     Ordinary Shares of 5p each                              Not disclosed                  20 December 2002



12.   TOTAL HOLDING FOLLOWING THIS NOTIFICATION          13. TOTAL PERCENTAGE HOLDING OF ISSUED CLASS FOLLOWING THIS
                                                             NOTIFICATION

      37,146,049                                             10.251%


14.   ANY ADDITIONAL INFORMATION                         15. NAME OF CONTACT AND TELEPHONE NUMBER FOR QUERIES

                                                             Steven Webb
                                                             Company Secretary and General Counsel
                                                             Premier Farnell plc
                                                             150 Armley Road
                                                             Leeds LS12 2QQ
                                                             Tel: 0113 387 5277


16.   NAME AND SIGNATURE OF AUTHORISED COMPANY OFFICIAL RESPONSIBLE FOR MAKING THIS NOTIFICATION


      STEVEN WEBB
      COMPANY SECRETARY AND GENERAL COUNSEL

DATE OF NOTIFICATION :  20 DECEMBER 2002

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